UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2020

Commission File Number 001-35704

Seadrill Partners LLC

(Exact name of Registrant as specified in its Charter)

2nd Floor, Building 11

Chiswick Business Park

566 Chiswick High Road

London, W4 5YS

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).  ☐

After substantive discussions with its lenders, Seadrill Partners LLC (the “Company”) has elected not to make an approximately $49 million interest payment due and payable on June 30, 2020 (the “Interest Payment”) under its term loan B (the “TLB”) and has entered into a 30-day grace period expiring on July 30, 2020. The Company is using the grace period to endeavor to close an agreement with lenders representing over 70% of TLB principal amounts outstanding that would capitalize the Interest Payment and enhance the Company’s liquidity position. The option to participate in the transaction would be offered to all TLB lenders. Subject to agreement on non-economic terms, definitive documentation and completion of the consent solicitation process, the Company expects to close the transaction during the grace period.

If an agreement is not reached to address the Interest Payment or if payment is not made by the end of the 30-day grace period, an “event of default” would occur with respect to the TLB which would cross-default to the Company’s other credit facilities.

FORWARD LOOKING STATEMENTS

This report includes forward looking statements. Such statements are generally not historical in nature, and specifically include statements about the Company’s plans, strategies, business prospects, changes and trends in its business and the markets in which it operates. In particular, but without limitation, statements regarding a transaction with respect to the Company’s term loan B that would address the payment of interest thereunder and that would enhance the Company’s liquidity position are considered forward-looking statements. These statements are made based upon management’s current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this news release. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to offshore drilling market conditions including supply and demand, dayrates, customer drilling programs and effects of new rigs on the market, contract awards and rig mobilizations, contract backlog, the performance of the drilling units in the Company’s fleet, delay in payment or disputes with customers, the outcome of any pending litigation, our ability to successfully employ our drilling units, procure or have access to financing, liquidity and adequacy of cash flow from operations, fluctuations in the international price of oil, changes in governmental regulations that affect the Company or the operations of the Company’s fleet, increased competition in the offshore drilling industry, and general economic, political and business conditions globally. Important additional factors include the Company’s operational dependency on Seadrill Limited for certain management and technical support services, the Company’s ability to continue to comply with loan covenants and the Company’s ability to negotiate the refinancing of its near term debt maturities with its lenders and whether the terms of any such refinancing would be as favorable as or any more favorable than the terms of the Company’s existing term loan facility. Consequently, no forward-looking statement can be guaranteed. When considering these forward looking statements, you should keep in mind the risks described from time to time in the Company’s filings with the Securities and Exchange Commission. The Company undertakes no obligation to update any forward looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, the Company cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward looking statement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL PARTNERS LLC
Date: July 1, 2020

	By:	/s/ John T. Roche
	Name:	John T. Roche
	Title:	Chief Executive Officer